(CHECK ONE) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-08803
CUSIP NUMBER 576674105

For Period Ended: November 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MATERIAL SCIENCES CORPORATION

Full Name of Registrant

Not Applicable

Former Name if Applicable

2200 East Pratt Boulevard

Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant (“MSC”) is unable to file a timely quarterly report on Form 10-Q for the period ended November 30, 2006 (the “Form 10-Q”) for the reason set forth below.

MSC has previously reported a material weakness in its internal control over financial reporting relating to the accounting for income taxes. MSC and its tax advisors have implemented a plan to remediate this material weakness in internal control. During the remediation process, MSC identified potential adjustments related to deferred tax balances. Additional review is required to assure that deferred tax balances are accurately accounted for in accordance with generally accepted accounting principles. MSC was unable to complete this additional review prior to January 9, 2007, the date upon which the Form 10-Q was due.

On January 10, 2007, MSC disclosed in its current report on Form 8-K that it would delay the filing of the Form 10-Q with the Securities and Exchange Commission until completion of the additional review process which it anticipates will occur shortly after the end of the fiscal year, February 28, 2007.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James M. Froisland (Name)	(847) (Area Code)	718-8020 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the additional review of deferred tax accounts described in Part III above, MSC cannot provide a reasonable estimate and comparison of results at this time, other than preliminary results of operations for the quarter ended November 30, 2006, disclosed in the current report on Form 8-K dated January 10, 2007. As disclosed in such filing, these preliminary results do not take into account any adjustments that may be required in connection with the additional review discussed above. MSC was not in a position to provide any additional information regarding the results of operations pending the completion of this review.

Forward-Looking Statements: This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the preliminary results for the quarter ended November 30, 2006 and the anticipated timing for the filing of MSC’s Form 10-Q. Actual events could vary, perhaps materially, and the expected results may not occur. In particular, MSC may conclude that the scope of reviewing deferred tax accounts may change and additional review may be required. MSC may be required to make adjustments to its preliminary results for the quarter ended November 30, 2006, or to previously issued financial results for prior periods. In addition, actual results are subject, but not limited to, subsequent events and other risks. This includes those risk factors that could affect MSC’s business and financial results set forth in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended February 28, 2006 and its quarterly reports on Form 10-Q.

Material Sciences Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 10, 2007	By:	/s/ James M. Froisland
James M. Froisland, Senior Vice President, Chief Financial Officer, Chief Information Officer and Corporate Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).